SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                          ---------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)

                               ANGIODYNAMICS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   03475V 10 1
                                 (CUSIP Number)

                              Scott M. Tayne, Esq.
                       Davies Ward Phillips & Vineberg LLP
                 625 Madison Ave, 12th Floor, New York, NY 10022
                                 (212) 308-8866

                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                February 10, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Howard S. Stern.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    1,795,058
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,795,058
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,795,058
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.2%
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14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

Introduction

      This Amendment No. 1 to Schedule 13D amends the Schedule 13D (the "Schedule") filed by Howard S. Stern on October 21, 2004, relating to his acquisition of beneficial ownership of shares of common stock, par value $0.01 per share (the "Common Stock") of AngioDynamics, Inc. ("AngioDynamics").

Item 4. Purpose of Transaction

      The second paragraph of Item 4 of the Schedule is hereby amended in its entirety to read as follows:

      Effective February 10, 2004, Mr. Stern entered into a trading plan for AngioDynamics Common Stock with Fidelity Brokerage Services, LLC ("Fidelity"). The trading plan is intended to comply with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934. The trading plan, which terminates on December 31, 2005, provides for sales through Fidelity of a specified number of shares of AngioDynamics Common Stock each week during the term of the plan, commencing in the first week of May, 2005. Mr. Stern has adopted the trading plan for diversification and liquidity purposes. Mr. Stern may modify the trading plan from time to time or terminate the plan in accordance with its terms. Mr. Stern may also make gifts of AngioDynamics Common Stock to family members, charitable organizations and other persons, consistent with his past practice of making such gifts of common stock of E-Z-EM.

      To comply with the private letter ruling obtained by E-Z-EM, Inc. ("E-Z-EM"), the former parent company of AngioDynamics, from the Internal Revenue Service in connection with the spin-off of AngioDynamics by E-Z-EM in October, 2004, all sales of AngioDynamics Common Stock by Mr. Stern must be made concurrently with sales of a proportional number of shares of common stock of E-Z-EM.

Item 5. Interest in Securities of the Issuer.

      Items 5 (a)-(c) of the Schedule are amended in their entirety to read as follows:

      (a) As of February 14, 2005, Mr. Stern beneficially owned 1,795,058 shares of AngioDynamics Common Stock. These shares include 85,519 shares subject to currently exercisable stock options at an exercise price of $4.35 per share, 1,562 shares subject to currently exercisable options at an exercise price of $4.716 per share, and 1,562 shares subject to currently exercisable options at an exercise price of $4.402 per share, but do not include 1,562 shares subject to options that will become exercisable in May 2005, and 1,254 shares subject to options that will become exercisable in June 2005 (50%) and June 2006 (50%). Such shares represent 15.2% of the outstanding shares of AngioDynamics Common Stock, based on 11,847,599 shares outstanding as of February 14, 2005 (inclusive of the 88,643 shares subject to Mr. Stern's currently exercisable stock options.)

      (b) Mr. Stern has the sole voting and dispositive rights with respect to the shares of AngioDynamics Common Stock that he beneficially owns.


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

      (c) During the last sixty days there have been no transactions in the AngioDynamics Common Stock effected by Mr. Stern, except as follows:

            On December 15, 2004, Mr. Stern made gifts of an aggregate of 16,700 shares of AngioDynamics Common Stock to family members, personal friends and charitable organizations.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Item 6 of the Schedule is amended by adding the following at the end thereof:

      The agreements effected in May 2004 between the officers and directors of AngioDynamics, including Mr. Stern, and the underwriters of the initial public offering of AngioDynamics, terminated on November 23, 2004 in accordance with their terms.

      On November 1, 2004, Mr. Stern received non-qualified options to purchase an aggregate of 4,686 shares of AngioDynamics Common Stock under the AngioDynamics, Inc. Spin-Off Adjustment Stock Option Plan for Certain Participants in the E-Z-EM, Inc. 1984 Directors and Consultants Stock Option Plan. Options for 3,124 shares at per share exercise prices of $4.716 (1,562 shares) and $4.402 (1,562 shares) became exercisable immediately upon grant and expire for 50% of the shares in November 2005 and November 2006. The options for the remaining 1,562 shares are exercisable at $9.799 per share commencing in May 2005, and expire for 50% of the shares in May 2006 and May 2007.

      Effective February 10, 2005, Mr. Stern entered into a Rule 10b5-1 trading plan with Fidelity for the sale of shares of AngioDynamics Common Stock. The description of the trading plan set forth in Item 4 of this Amendment No.1 to the Schedule is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

      10.1 AngioDynamics, Inc. Spin-Off Adjustment Stock Option Plan for Certain Participants in the E-Z-EM, Inc. 1984 Directors and Consultants Stock Option Plan (incorporated by reference to Exhibit
            10.23 to the Annual Report on Form 10-K for AngioDynamics, Inc. for the fiscal year ended May 29, 2004, filed on August 27, 2004).

      10.2 Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K for AngioDynamics, Inc. filed on November 4, 2004).


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: February 14, 2005.

                                     /s/ Howard S. Stern
                                     -----------------------------------------
                                     Howard S. Stern


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